EX-FILING FEES

Calculation of Filing Fee Tables

Schedule TO
(Rule 14d-100)

Strategic Realty Trust Inc.
(Name of Subject Company (Issuer))

Alternative Liquidity Index LP

(Bidder)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$ 787,500	0.0001102	$ 86.78
Fees Previously Paid	-		-
Total Transaction Valuation	$ 787,500
Total Fees Due for Filing			$ 86.78
Total Fees Previously Paid			-
Total Fee Offsets			-
Net Fee Due			$ 86.78

The Transaction Valuation is estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase 1,050,000 shares of Common Stock of Strategic Realty Trust Inc. at a purchase price equal to $0.75 per share in cash. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022, effective October 1, 2022, by multiplying the transaction valuation by 0.0001102.